SSHT S&T Group Ltd.

46 Reeves Road, Pakuranga

Aukland, New Zealand, 2010

October 26, 2023

Attorney Robert Shapiro

Division of Corporation Finance

Securities and Exchange Commission

Re:	SSHT S&T Group Ltd.
Amendment No. 3 to Registration Statement on Form S-1
Filed September 8, 2023
File No. 333-271831

Dear Mr. Shapiro:

In response to your letter dated October 4, 2023, the following information is hereby submitted on behalf of SSHT S&T Group Ltd (the "Company"). Amendment No. 4 to the Registration Statement on Form S-1 is being filed in conjunction with this correspondence. We have reproduced the Staff’s comments below in italicized text immediately before our response.

Amendment No. 3 to Registration Statement on Form S-1 filed September 8, 2023

Cover Page

1.	We note your response to comments 2 and 10 and the reference on the prospectus cover page to the risk factor on page 12 that “[t]here are significant uncertainties under the Draft Foreign Investment Law relating to the status of businesses in China controlled by foreign invested entities primarily through contractual arrangements, such as our business.” As you have represented and now disclose that you do not rely on contracts to control your business and instead rely on direct ownership, please update these references accordingly.

Response: We have updated the Registration Statement as requested.

2.	Please add a new risk factor related to your disclosure that the "Company has not sought to engage PRC counsel to obtain an additional opinion pertaining to the Company’s understanding of all required approvals and permission to operate [its] business.".

Response: We have removed such disclosure as we have engaged Chinese legal counsel. As such, we do not believe the requested risk factor should be included at this time.

3.	We note your response to comment 6 and your cross reference to your discussion about how cash is transferred in your summary and risk factors section. Please revise to include a cross reference to your summary risk factors section.

Response: We have updated the Registration Statement as requested.

4.	We note your response to comment 9. We note there remain references on the cover page to the term "Material PRC Company." Please define the entity to which you are referring.

Response: We have updated the Registration Statement to remove references to the term “Material PRC Company.”

Prospectus Summary, page 1

5.	We note your response to comment 13. Please revise to include your disclosure about permissions and approval requirements, as you do under the "Regulatory Permission" on the cover page. In addition, revise to include references to your subsidiaries in this discussion. In this regard, we note your disclosure that "we are not currently required to obtain approval from Chinese authorities," and that on page 1 you state that "references in this prospectus to “the Company,” “SSHT,” “we,” “our,” “us” refer to SSHT S&T Group Ltd."

Response: We have updated the Registration Statement as requested.

Summary of Risk Factors, page 8

6.	We note your response to comment 11 and reissue in part. Please revise to include a summary of the risk and uncertainties regarding the enforcement of laws. Additionally, please revise your second bulleted summary of risk factor under Risks Related to Doing Business in China to include that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of the securities you are registering for sale.

Response: We have updated the Registration Statement as requested.

Risks Related to Doing Business in China

We face uncertainties with respect to indirect transfers of equity interests in PRC resident..., page 13.

7.	We note your response to comment 18 and reissue in part for clarification about the indirect transfers of equity interests by non-PRC holding companies. Describe such transfers and how they are regulated, as well as how such transfers could result in a material change in your operations or the value of your common shares.

Response: We have updated the Registration Statement as requested.

To the extent any funds or assets in the business are in mainland China or a mainland China entity…, page 18.

8.	We note your response to comment 7 and your cross reference to this risk factor on the cover page. Please revise to amend this risk factor to state that "to the extent cash in the business is in the PRC/Hong Kong or a PRC/Hong Kong entity, the funds may not be available to fund operations or for other use outside of the PRC/Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of you or your subsidiaries by the PRC government to transfer cash. In this regard, we note that your disclosure does not reference Hong Kong and references "assets (other than cash)."

Response: We have updated the Registration Statement as requested.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Going Concern, page 34

9.	We note your revised disclosure in response to comment 25. Please update your discussion to present the accumulated deficit at June 30, 2023 and the net loss for the six months ended June 30, 2023 consistent with your interim financial statements for the six months ended June 30, 2023.

Response: We have updated the Registration Statement as follows (see page 32):

Off-Balance Sheet Arrangements

As of June 30, 2023, we do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

Going Concern

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company had an accumulated deficit of $(2,582,490) on June 30, 2023, with an accumulated deficit of $(2,533,986) at December 31, 2022. The Company had net loss attributable to the Company of $48,504 for the six months ended June 30, 2023, and net loss attributable to the Company of $77,804 for the six months ended June 30, 2022. The Company’s ability to continue as a going concern is dependent upon its ability to generate positive cash flow from an operating company, and/or raise capital through equity and debt financing or other means on desirable terms. If the Company is unable to obtain additional funds when they are required or if the funds cannot be obtained on favorable terms, management may be required to restructure the Company or cease operations. The consolidated financial statements do not include any adjustments that might result from the outcome of these uncertainties.

Note 7. Related Parties

Balances with Related Parties, page F-16

10.	Your disclosure in Note 7 indicates that during the years ended December 31, 2022, and 2021, Mr. Zonghan Wu advanced a total of $81,823 and $115,939 to the Company for payment of administrative fees and legal expenses. Based on your disclosures in the cash flow statements for these periods, it appears that these amounts represent the amounts still outstanding at December 31, 2022, and 2021 rather than the amounts advanced or paid to or on behalf of the Company during the period. Please advise or revise as appropriate. Also, please explain why the advances due to a related party, Mr. Zonghan Wu, were reduced by the fair value of the 55,800,000 common shares issued to Zhibin Chen of $55,800 as your current disclosures in your cash flow statement and Note 7 appear to indicate. In addition, your cash flow statement and statement of changes of equity for 2022 indicate that these shares were issued for services and a reduction of related party debt while the disclosure in Note 7 indicate that these shares were issued for consulting service fees. Please clarify the number of shares and related fair value of the shares issued for a reduction of debt as well as those issued for services and reconcile and revise the disclosures in your cash flow statement and statement of changes in shareholder’s equity with those in Note 7 to the audited financial statements.

Response: We have updated the Registration Statement as follows:

We have updated Note 7.

We have updated the cash flow statement and statement of changes in equity for 2022. On February 11, 2022, Zhibin Chen, the former director of the Company, was awarded 55,800,000 common shares for consulting service fees. The amounts of changes in related party transactions are as follows.

Item	12/31/2021	Debit	Credit	12//31/2022
	US$	US$	US$	US$
Amounts due to a related party-Zonghan Wu	115,939	251,123	217,007	81,823
Amounts due to a related party-Zhibin Chen	-	55,800	55,800	-
Total	115,939	306,923	272,807	81,823

General

11.	We reissue comment 40. Please revise to add a Description of Business section, pursuant to Item 101 of Regulation S-K.

Response: We have updated the Registration Statement as requested.

We are aware that the Company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. Please let me know if you need anything further.

Sincerely,

SSHT S&T Group Ltd

/s/ Zonghan Wu
CEO and Director

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